January 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andi Carpenter and John Cash

Re:	Impinj, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-37824

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 9, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-37824) originally filed with the Commission on February 28, 2019 (the “2018 Form 10-K”).

In this letter, the comment from the Staff has been recited in italicized, bold type, and the comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 48

1.

We note that the main factors impacting your revenue in 2018 and 2017 were customer demand and average selling price. Please quantify by each factor that influences the variance of the revenue in annual periods and interim periods of future filings. For example, quantify by volume, price, and other factors for the variance of revenue. Also, in this regard, we note a discussion of gross profit but did not observe a separate discussion of the cost of revenue. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A of future filings to separately quantify and discuss factors responsible for changes in the company’s cost of revenue. Refer to Item 303 of Regulation S-K.

Securities and Exchange Commission

January 3, 2020

The main factors that impact revenue are unit volumes and average selling prices, or ASPs, particularly as they relate to endpoint ICs from which the Company derives a substantial majority of its revenue.

In response to the Staff’s comment, the Company intends to provide additional detail in future filings regarding the factors affecting revenue. For illustrative purposes, below please find a comparative analysis of third quarter 2019 and 2018 endpoint and systems revenue. The Company intends to provide a similar level of disclosure in future filings.

Three months ended September 30, 2019 compared with three months ended September 30, 2018

Endpoint IC revenue increased $2.7 million, or 11.2%. Increased shipment volumes accounted for a $3.7 million increase which was partially offset by a $1.0 million decrease from average selling price. The decrease in average selling price was driven by mix and, to a lesser extent, price decreases associated with our annual pricing renegotiation as discussed above under “ —Factors Affecting Our Performance—Seasonality”.

Systems revenue increased $3.7 million, or 34.6%, primarily due to a $5.3 million and $0.9 million increase in gateway and reader revenue, respectively. Such increases were offset by a $2.5 million decrease in reader IC revenue. Revenue from both gateways and readers increased primarily due to increased shipment volumes, with the former favorably impacted by a large, North American project. The decrease in reader IC revenue is due to lower shipment volumes in the current year primarily due to prior year revenue being unusually high due to improved inventory availability in the third quarter of 2018 that allowed us to meet demand that was previously supply constrained.

In response to the Staff’s comment regarding costs of revenue, the Company will revise future filings for annual and interim periods to provide additional quantification and discussion of factors that materially influence such item. For illustrative purposes, below please find a discussion of cost of revenue for the third quarter ended September 30, 2019.

Securities and Exchange Commission

January 3, 2020

	Three Months Ended September 30,
(in thousands, except percentages)	2019	2018	Change
Cost of Revenue	$20,981	$17,857	$3,124

Gross profit	$19,781	$16,548	$3,233
Gross margin	48.5%	48.1%	0.4%

Three months ended September 30, 2019 compared with three months ended September 30, 2018

Cost of revenue increased $3.1 million, or 17.5%. The increase was primarily due to the increase in revenue due to increased shipment volumes. Gross margin increased due to leverage derived from comparable overhead costs and excess and obsolescence charges as a percentage of higher revenue, partially offset by lower margin due to product mix.

2.

We also note from page 73 that you reserved for $3.2 million related to a product exchange that you completed in the first quarter of 2018. Please explain to us in greater detail the facts and circumstance behind this adjustment.

The Company received a request in December 2017 for a product return from a customer in connection with purchases of Monza R6, one of the Company’s endpoint IC products, that the customer made earlier in the year. The original 2017 sales transactions did not include a right of return, and the Company does not regularly accept product returns, except in the case of standard warranty claims. The Company decided, prior to issuing its 2017 financial statements in the first quarter of 2018, to enter into a stock return agreement with the customer pursuant to which it accepted a $3.2 million return of Monza R6 and gave a corresponding credit to the customer in exchange for a Monza R6-P product order for $3.2 million, which the customer prepaid.

Given the adoption of ASC 606, Revenue From Contracts With Customers as of January 1, 2018, management considered both ASC 605-15-15-2 in connection with the preparation of its financial statements for inclusion in the Annual Report on Form 10-K for the year ended December 31, 2017, and ASC 606-10-55-22, as it related to recognition of the transaction in the year ended December 31, 2018. Management determined that there would be no difference in the treatment of the transaction between the two standards. In considering ASC 606-10-55-28 (and ASC 605-15-15-2) management determined that the exchange agreement provided an exchange right for products that were not considered the same type, and therefore did not qualify for exchange accounting. Additionally, management evaluated ASC 855-10-25-1 and noted that the exchange was related to 2017 sales transactions that had taken place before December 31, 2017, and that the exchange was completed after such balance sheet date but before the 2017 financial statements were issued. The Company therefore concluded that the return and exchange of

Securities and Exchange Commission

January 3, 2020

product was a recognized subsequent event pursuant to ASC 855-10-25-1 and the Company recorded a $3.2 million reserve for sales returns for Monza R6 related to the 2017 sales transactions as of December 31, 2017. Upon shipment of the Monza R6-P order in March 2018, the Company concluded that revenue recognition criteria under ASC 606 were met and recognized $3.2 million of revenue during the three months ended March 31, 2018 related to the product exchange.

Non-GAAP Financial Measures, page 52

3.

We note that your key non-GAAP liquidity and performance measures include adjusted EBITDA and non-GAAP net income (loss). Please clarify to us whether these two measures are non-GAAP liquidity measures or non-GAAP performance measures.

The Company incorrectly referred to Adjusted EBITDA and non-GAAP net income (loss) as liquidity measures. In future filings, it will characterize such metrics as performance measures only.

4.	In regards to your non-GAAP liquidity measures, explain to us how you considered the guidance under Question 102.06 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations (CD&I).

Please refer to the Company’s response to Staff comment No. 3. Given that it considers Adjusted EBITDA and non-GAAP net income (loss) as performance measures, the Company respectfully submits that CD&I 102.06 is not applicable.

5.

We note that you define non-GAAP net income (loss) as net income (loss) determined in accordance with GAAP, excluding the effects of amortization of debt issuance costs and write-off of unamortized debt issuance costs among others. Debt issuance costs and the write-offs related to those costs appear to be cash operating expenses necessary to operate your company’s business. Please refer to Question 100.01 of Non-GAAP Financial Measures CD&I, and explain to us why the exclusion of those items is appropriate.

In response to the Staff’s comment, the Company will revise future disclosures, on both a historical and prospective basis, to no longer exclude the impact of amortization of debt issuance costs, including write-off of unamortized debt issuance costs, and non-cash income tax expense when calculating non-GAAP net income (loss).

The Company has determined it would be appropriate to inform the Staff that in conjunction with a December 2019 convertible senior notes offering, the Company terminated its senior credit facility and incurred a prepayment fee. The Company intends to exclude the prepayment fee for termination of the senior credit facility from its calculation of Non-GAAP net

Securities and Exchange Commission

January 3, 2020

income (loss) for the period (that is, it plans to make an adjustment in the reconciliation for the prepayment penalty). In addition, the Company plans to exclude the accretion of debt discount on the convertible senior notes which resulted solely from the bifurcation of the debt and equity components. The Company considered Question 100.01 and determined that neither the prepayment penalty and accretion of the debt discount on the convertible senior notes constituted cash operating expenses necessary to operate the Company’s business.

Notes to the Financial Statements

Note 6 Income Taxes, page 80

6.	Please tell us why you do not disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(j)(1) of Regulation S-X.

The Company respectfully advises the Staff that it did not disclose the domestic and foreign components of loss before income taxes because the foreign component was not material. However, it will include disclosure of the components in the income tax footnote in future annual financial statements.

*****

Securities and Exchange Commission

January 3, 2020

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (206) 883-2500 or mnordtvedt@wsgr.com.

Respectfully submitted,

/s/ Michael Nordtvedt
Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Chris Diorio, Impinj, Inc.

Yukio Morikubo, Impinj, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.

Jim Hooper, PricewaterhouseCoopers LLP